Amended Filed by Viasystems Group, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the “Securities Act”) and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Viasystems Group, Inc.
Securities Act File No.: 005-60237

[Dave Sindelar Script for Employee Conference call 10-6-09]

Hello everyone.   Dave, here.   Good morning to our folks in Asia who are on the line – and good evening for folks here in the States and in Europe.  Thanks for joining me on short notice.  On the line with me today are (OTHER MANAGEMENT TEAM MEMBERS).

A few moments ago we announced our plans to merge with Merix Corporation -- a publicly-traded (NASDAQ: MERX) provider of high-reliability PCBs, based in Oregon – creating a world-class company in high-technology printed circuit boards and related electro-mechanical solutions.

Based on the results for the twelve months ended June 30, 2009 for Viasystems and August 29, 2009 for Merix, on a pro forma basis, the combined operation will have approximately $840 million of revenue and result in the largest publicly traded PCB manufacturer in the United States by revenue -- with 13,000 employees primarily in North America and Asia at the end of calendar year 2009.  It also makes us one of the top-10 manufacturers in our $50 billion industry.  The company will be headquartered right here in St. Louis, Missouri and I will remain as CEO.

I want to take a couple of minutes to review a few of the many reasons why combining our two companies makes so much sense.

For example –
•	The merger creates a large and diversified customer base – among the top 10 customers of both companies, only three overlap.

•	Merix facilities will offer Viasystems’ 125 customers complex PCB production in the U.S., including quick-turn and prototyping capabilities that they do not have today.

•	Merix facilities and capabilities in the U.S. will offer Viasystems the opportunity to access the growing Aerospace and Defense industry.

•
Viasystems provides Merix’ 800 customers with expanded scale of Asian-based high-volume, quick-turn and HDI printed circuit board manufacturing capabilities, as well as new electro-mechanical solutions.

•
The combination will benefit from complementary technologies, a strong combined management team and a shared focus on reliability and quality, resulting in a stronger company that is more competitive in the marketplace.

Essentially, Viasystems will now have a North American presence and Merix can expand its offerings and its Asian capabilities.   This deal creates a new, world-class producer on a global scale that will grow our business.

And, it strengthens both companies financially.  The deal means that the combined company will have over $100 million in credit lines, eliminating more than $80 million in debt and leaves us with approximately $40 million of cash-on-hand – ALL of which are important to our the overall financial health.

(PAUSE)

I want to reiterate that these are complementary companies – and we anticipate that impact to our employees will be minimal.

We expect the combined business to truly capitalize on the mutual strengths of both organizations.  To our employees, this means more career choices and better opportunities to fully utilize our skill sets.

(PAUSE)

There are a couple of next steps needed to complete this merger – including approval by Merix stockholders at a special meeting tentatively planned for December.   The company is hoping that the merger can be completed by the end of the year.

For you and me – it’s business as usual.   Stay focused on your job and the work we do for our customers and we’ll continue to deliver the world-class products upon which our reputation has been built.

I know I speak for the entire Viasystems management team when I say we believe this move offers great potential for our customers, employees and investors.   We are a company with specialized technologies, deep customer relationships, and proven operational capabilities.   We have significant human resources – deep talent and we encourage a culture based on a shared commitment to deliver the highest quality products.

This is what Viasystems brings to this new combined company.   I believe that with the expanded resources and capabilities that will be available through the joining of Viasystems and Merix – our growth will accelerate – and we will build a sustainable business for the long term.

There are some additional details of the merger on our intranet –and feel free to send an e-mail to me or any other member of the management team with your thoughts or questions.

Now – a few key points for you to take away:

•	You are the first interface with our customers, suppliers and employees.

•	While I fully expect this transaction to close in December – it is subject to a shareholder vote. That means you need to only worry about Viasystems for the next 60-90 days.

•	Tim, Rich and Brian will be in contact with you to set up specific meetings with key customers and suppliers.

From a timing standpoint – we issued a press release two hours ago. We are talking with you now – tomorrow morning we will hold an investor call at 7:30 a.m. CST and at 9:00 a.m. CST a customer and supplier call.   Letters have been sent to customers and suppliers with the dial-in numbers.   Let us know what you hear.

We appreciate your support – and thanks for all you do for Viasystems.

###

Forward-Looking Statements:

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of Viasystems and Merix separately and as a combined entity; the timing and consummation of the proposed merger transaction; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Viasystems and Merix regarding future events and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Viasystems nor Merix undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Actual results may differ materially from those expressed or implied. Such differences may result from a variety of factors, including but not limited to:  legal or regulatory proceedings or other matters that affect the timing or ability to complete the transactions as contemplated; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions), developments beyond the companies’ control, including but not limited to, changes in domestic or global economic conditions, competitive conditions and consumer preferences, adverse weather conditions or natural disasters, health concerns, international, political or military developments, and technological developments. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Viasystems, Inc. for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission (“SEC”) on March 30, 2009, under the heading “Item 1A. Risk Factors” and in the Annual Report on Form 10-K of Merix for the year ended May 30, 2009, which was filed with the SEC on July 30, 2009, under the heading “Item 1A. Risk Factors,” and in each company’s other filings made with the SEC available at the SEC’s website, www.sec.gov.

Important Merger Information and Additional Information:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Viasystems and Merix will file relevant materials with the SEC. Viasystems will file a Registration Statement on Form S-4 that includes a proxy statement of Merix and which also constitutes a prospectus of Viasystems. Merix will mail the proxy statement/prospectus to its stockholders. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The proxy statement/prospectus and other documents that will be filed by Viasystems and Merix with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Merix Corporation, 15725 SW Greystone Court, Suite 200, Beaverton Oregon 97006, Attention: Investor Relations, or by directing a request when such a filing is made to Viasystems Group, Inc., 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, Attention: Investor Relations.

Viasystems, Merix, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Merix is set forth in Merix’ definitive proxy statement, which was filed with the SEC on August 26, 2009. Information about the directors and executive officers of Viasystems is set forth in the Form 10-K of Viasystems, Inc., which was filed with the SEC on March 30, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus Viasystems and Merix will file with the SEC when it becomes available.

U.S. Internal Revenue Service (IRS) Circular 230 Notice: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the U.S. Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.